NEWS FROM QVC

                                                               QVC NETWORK, INC.
                                                           GOSHEN CORPORATE PARK
                                                         WEST CHESTER, PA  19380
                                                                  (215) 430-1000

For Immediate Release:
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West Chester, PA (February 1, 1994) -- QVC (NASDAQ; QVCN) announced today that it has increased the cash portion of its tender offer for 50.1 percent of the outstanding Paramount shares to $104 per share in cash. This raises the amount of cash being offered to Paramount shareholders by $750 million.

In addition, the consideration to be offered Paramount stockholders in the proposed second-step merger of QVC and Paramount has been changed so that each share of Paramount common stock then outstanding will be converted into the right to receive 1.2361 shares of QVC common stock, .2386 shares of a new series of cumulative non-convertible exchangeable preferred stock of QVC and.32 warrants to purchase QVC common stock. The terms of the preferred stock and the warrants are the same as those previously announced by QVC. This represents a shift from QVC's previously announced offer, from the back end to the front end by $500 million of QVC common stock and $250 million in the new series of cumulative non-convertible exchangeable preferred.

BellSouth Corporation has agreed to purchase $500 million of QVC common stock at $42 a share. Beyond increasing the cash portion of its offer, QVC has reduced the pressure on its publicly traded common stock by reducing the amount of publicly traded QVC stock in the back end of its offer by 13.6 percent.

As previously announced, QVC's tender offer has been extended to expire at 12:00 midnight, New York City time, on Monday, February 14, 1994.

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Contacts
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Press:                                       Investors:
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Michael Rourke of QVC                        William F. Costello of QVC
(212) 371-5999                               (215) 430-8938
Donald Van de Mark of QVC                    Diana Brainerd of
(212) 371-5999                               Abernathy/MacGregor/Scanlon
                                             (212) 371-5999